
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

October 22, 2009

Mr. William B. Plummer
Chief Financial Officer, United Rentals, Inc.
Five Greenwich Office Park
Greenwich, CT 06831

Re: **United Rentals, Inc.**
                United Rentals (North America), Inc.
                Form 10-K for the year ended December 31, 2008
                Definitive Proxy Statement, April 30, 2009
                Form 10-Q for the quarter ended March 31, 2009
                File Nos. 1-14387 and 1-13663

Dear Mr. Plummer:

        We have reviewed your response to our letter dated October 7, 2009 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Evaluation of Goodwill Impairment

1. We have reviewed your response to comment two and have the following additional comments:
    - Please provide us with an analysis of whether your goodwill impairment charges would have been different had the testing been done at the district level for both 2008 and 2009.
    - We note from your letter dated September 17, 2009 that you transferred approximately 6% and 14% of your rental fleet during 2008 and the first half of 2009, respectively. Please clarify for us if these amounts exclude branch transfers that were within the same district. In addition, please provide us with a specific and comprehensive discussion regarding why the transfers have increased in 2009.
    - Please tell us the specific regions your remaining goodwill balance has been allocated to as well as the respective amount assigned to each region.

- Please provide us with an analysis of the degree of transfers of equipment between districts for the remaining regions for which a significant amount of goodwill has been allocated.
- We note you have defined segment management as your CEO, SVP Operations East, SVP Operations West and SVP Operations Trench Safety, Pump and Power. Please tell us what consideration you have given as to whether your segment management consists of executives at a lower level such as your Region Vice Presidents or your District Managers.

2. We note your response to our prior comment three. Please ensure that you disclose in your third quarter Form 10-Q that you believe your reporting units have estimated fair values that substantially exceed their carrying values. In addition, we note that you intend to refer to experts. Please revise your disclosures to either identify each expert or delete your reference to them. We remind you that if you identify and refer to an expert, you must file their consent as an exhibit in a registration statement. Refer to Section 436(b) of Regulation C. In addition, if you choose to continue to reference these experts, please expand your disclose to more specifically describe the nature of their assistance.

Note 4. Segment Information

3. We have reviewed your response to our prior comment four and appreciate the additional information you have provided. We note that some of your regions have gross margins that vary significantly from the aggregated average. Please revise your MD&A in future filings to identify the regions that have experienced these variances, discuss the underlying reasons for the variances, and quantify the impact on your consolidated results. While we note that you expect the variances in gross margins to diminish in the future, to the extent that convergence is not achieved, please reconsider whether your regions have similar economic characteristics and if it is appropriate to aggregate all of your geographic regions.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding this comment, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Tricia Armelin, Senior Staff Accountant, at (202) 551-3747, or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief